Exhibit 99.2

MATERIAL CHANGE REPORT

1.	Name and Address of Company
Kinross Gold Corporation (“Kinross”)
25 York Street, 17th Floor
Toronto, Ontario
M5J 2V5
2.	Date of Material Change
April 4, 2011
3.	News Release

A news release with respect to the material change referred to in this material change report was issued by Kinross on April 5, 2011 through the facilities of Marketwire and filed on the System for Electronic Document Analysis and Retrieval.

4.	Summary of Material Change

Kinross announced today that its indirect 75%-owned subsidiary, Chukotka Mining and Geological Company (“CMGC”), has entered into a share purchase agreement with the State Unitary Enterprise of the Chukotka Autonomous Okrug or “CUE”, to repurchase the 2,292,348 shares of CMGC currently held by CUE.

5.	Full Description of Material Change

Kinross announced that its indirect 75%-owned subsidiary, CMGC, has entered into a share purchase agreement with the State Unitary Enterprise of the Chukotka Autonomous Okrug or “CUE”, to repurchase the 2,292,348 shares of CMGC currently held by CUE, representing approximately 25% of CMGC’s outstanding share capital, for consideration consisting of approximately US$350 million in cash, subject to adjustments for certain dividend payments.

On completion of the transaction, Kinross will indirectly own 100% of CMGC. CMGC holds both the Kupol mine and the Kupol East-West exploration licences in the Chukotka region of the Russian Federation.

The transaction will consolidate Kinross’ ownership in a world-class mine, located in a key region, with significant production, low costs and strong cash flow. Based on Kinross’ pre-transaction (75%) interest, Kupol is expected to account for approximately 17% of the Company’s gold equivalent production in 2011 and is expected to remain one of the key operations in Kinross’ portfolio going forward.

With the recently completed acquisitions of the Dvoinoye deposit and Vodorazdelnaya property, together with B2Gold’s right to an interest in the Kupol East-West exploration licences, Kinross is now in a position to benefit fully from this prospective high-grade epithermal district.

As disclosed in the news release of March 25, 2011, the transaction has received pre-approval from the Russian Federation’s State Commission for the Control of Foreign Investments. Also as previously disclosed, Kinross intends to finance the acquisition costs through cash proceeds from the recent sale of shares in Harry Winston Diamond Corporation and through a non-recourse debt facility having an aggregate principal amount of approximately US$200 million. Export Development Canada and a group of commercial banks have indicated their interest to participate in this financing. The transaction is expected to close in Q3 2011, and is subject to certain conditions, including other governmental approvals in Russia.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102
Not applicable.
7.	Omitted Information
No significant facts in this report remain confidential, and no information has been omitted from this report.
8.	Executive Officer
For further information, please contact Shelley M. Riley, Vice President, Administration and Corporate Secretary, at (416) 365-5198.
9.	Date of Report
April 5, 2011